# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Morningstar, Inc., CIK 0001289419
CUSIP: 617700109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 22 West Washington Street, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-06-006556
Filed by CIK 0001324069

## Reporting persons
- Joseph D. Mansueto: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,014,139; shared voting power 394,272; sole dispositive power 14,210,187; shared dispositive power 394,272; aggregate amount beneficially owned 14,604,459 (39.4% of the class)

## Item 1. Issuer
Name of issuer: Morningstar, Inc.
Address of issuer's principal executive offices: 22 West Washington Street, Chicago, IL 60602

## Item 2. Person Filing
Name of person filing: Joseph D. Mansueto
Address of principal business office or, if none, residence:
22 West Washington Street

Chicago, IL 60602
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,604,459
Percent of class: 39.4
Sole power to vote or to direct the vote: 11,014,139
Shared power to vote or to direct the vote: 394,272
Sole power to dispose or to direct the disposition: 14,210,187
Shared power to dispose or to direct the disposition: 394,272

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joseph D. Mansueto: /s/ Joseph D. Mansueto, Joseph D. Mansueto (11/12/2026)